SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 15)

TORCH ENERGY ROYALTY TRUST
(Name of Issuer)

Units of Beneficial Interest
(Title of Class of Securities)

891013104
(CUSIP Number)

Frederick H. Fogel Silver Point Capital, L.P. 2 Greenwich Plaza, First Floor Greenwich, CT 06830 203-542-4200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 891013104

13D
1.		NAME OF REPORTING PERSONS Trust Acquisition Company, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 5,980,818
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 5,980,818
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 5,980,818
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * 69.5% (1)
14.		TYPE OF REPORTING PERSON OO
*See Item 5

(1)  This percentage is calculated based upon 8,600,000 outstanding units of beneficial interest as of September 30, 2011, as reported on the issuer’s Form 10-Q filed on November 14, 2011.

CUSIP No. 891013104

13D
1.		NAME OF REPORTING PERSONS Silver Point Capital, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 5,980,818
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 5,980,818
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 5,980,818
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 69.5% (1)
14.		TYPE OF REPORTING PERSON IA, PN
*See Item 5.

CUSIP No. 891013104

13D
1.		NAME OF REPORTING PERSONS Edward A. Mulé
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 5,980,818
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 5,980,818
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 5,980,818
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 69.5% (1)
14.		TYPE OF REPORTING PERSON IN
*See Item 5.

CUSIP No. 891013104

13D
1.		NAME OF REPORTING PERSONS Robert J. O’Shea
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 5,980,818
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 5,980,818
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 5,980,818
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 69.5% (1)
14.		TYPE OF REPORTING PERSON IN
*See Item 5.

CUSIP No. 891013104

    This Amendment No. 15 (“Amendment No. 15”) is filed by Trust Acquisition Company, LLC, Silver Point Capital, L.P., Edward A. Mulé and Robert J. O'Shea (the "Reporting Persons"), and amends and supplements the statement on Schedule 13D originally filed on July 6, 2007 (the “Original 13D”).  The Original 13D has been subsequently amended by Amendment Nos. 1 through 14 (as amended as of the date hereof, the “Schedule 13D”).  Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 15 shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On February 24, 2012, the Reporting Persons filed a Form 144 with the Securities and Exchange Commission reporting their intention to sell up to 101,402 Units. On, February 24 and February 27, the Reporting Persons sold such Units.

Except as described herein, the Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

        Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Units, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable law, to (i) purchase additional Units or other securities of the Issuer, (ii) sell or transfer Units or other securities beneficially owned by them from time to time in public or private transactions, (iii) cause any of the Reporting Persons to distribute in kind to their respective partners or members, as the case may be, Units or other securities owned by such entities, (iv) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the Units or other securities and (v) consider participating in a business combination transaction that would result in an acquisition of all of the Issuer's outstanding Units.

Item 5.  Interest in Securities of the Company.

Item 5 (a) and 5 (c) are hereby amended and restated in its entirety with the following:

CUSIP No. 891013104

As of the date hereof, the Reporting Persons beneficially own 5,980,818 Units, representing approximately 69.5% of the outstanding Units.

(c) Below is a list of the transactions effected by the Reporting Persons in the Units in the past 60 days:

Date	Number of Units Sold	Price Per Unit	Nature of Transaction
2/24/2012	73,402	$2.5513	Open Market Sale
2/27/2012	28,000	$2.3953	Open Market Sale

Item 7. Material to be Filed as Exhibits.

Exhibit 7.01: Joint Filing Agreement, dated February 28, 2012.

CUSIP No. 891013104

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  February 28, 2012

TRUST ACQUISITION COMPANY, LLC

By: /s/ Frederick H. Fogel
Name: Frederick H. Fogel
Title: Authorized Signatory

SILVER POINT CAPITAL, L. P.

By: /s/ Frederick H. Fogel
Name: Frederick H. Fogel
Title: Authorized Signatory

EDWARD A. MULÉ

/s/ Frederick H. Fogel, attorney-in-fact

ROBERT J. O’SHEA

/s/ Frederick H. Fogel, attorney-in-fact

Exhibit 7.01

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)           Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)          Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 28, 2012

TRUST ACQUISITION COMPANY, LLC

By: /s/ Frederick H. Fogel
Name: Frederick H. Fogel
Title: Authorized Signatory

SILVER POINT CAPITAL, L. P.

By: /s/ Frederick H. Fogel
Name: Frederick H. Fogel
Title: Authorized Signatory

EDWARD A. MULÉ

/s/ Frederick H. Fogel, attorney-in-fact

ROBERT J. O’SHEA

/s/ Frederick H. Fogel, attorney-in-fact